UNITED STATES                             OMB Number:  3235-0145
SECURITIES AND EXCHANGE COMMISSION        Expires:       October 31, 1997
WASHINGTON, D.C. 20549                    Estimated average burden hours per
                                           response........................14.90
                                          --------------------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*


                               PURE SOFTWARE INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.0001 Par Value Per Share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   745907 10 5
                         ------------------------------
                                 (CUSIP Number)

     Debra A. Buxbaum, Testa, Hurwitz & Thibeault, LLP, High Street Tower,
               125 High Street, Boston, MA 02110  (617) 248-7000
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 6, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                 13D                PAGE 2 OF 14 PAGES
- -----------------------                                  ---------------------
- ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Atria Software. Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      O4-3072943
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      OO
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Commonwealth of Massachusetts
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                          2,646,096 (acquisition of such shares is conditioned
                          upon the occurrence of certain events specified in
                          that certain Stock Option Agreement dated June 6, 1996
     NUMBER OF            filed as Exhibit 5 to this Schedule 13D)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          4,368,982
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,646,096 (acquisition of such shares is conditioned
                          upon the occurrence of certain events specified in
     PERSON               that certain Stock Option Agreement dated June 6, 1996
                          filed as Exhibit 5 to this Schedule 13D)


                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,015,078
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.6%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
       CO
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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  CUSIP NO. 745907 10 5                                    PAGE 3 OF 14 PAGES
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          Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Atria Software, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

   This statement on Schedule 13D relates to the Common Stock, $.0001 par value per share (the "Common Stock"), of Pure Software Inc., a Delaware corporation
(the "Issuer").   The principal executive offices of the Issuer are located at
1309 South Mary Avenue, Sunnyvale, California  94087.

ITEM 2.  IDENTITY AND BACKGROUND

     (i) The name of the person filing this statement is Atria Software, Inc., a Massachusetts corporation ("Atria").

     (ii) The address of the principal office and principal business of Atria is 20 Maguire Road, Lexington, Massachusetts 02173.

     (iii) Atria and its subsidiaries develop, market and support software that facilitates the management of complex software development, enhancement and maintenance. Atria's software configuration management (SCM) products are used by professional software development teams to control the software development process, develop releases more efficiently, improve software quality and shorten time to market.

     (iv) Set forth in Schedule I is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Atria's directors and executive officers as of the date hereof.

     (v) During the past five years, neither Atria nor, to Atria's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (vi) During the past five years, neither Atria nor, to Atria's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (vii)  All of the directors and executive officers of Atria named in
Schedule I are citizens of the United States.

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  CUSIP NO. 745907 10 5                                    PAGE 4 OF 14 PAGES
- -----------------------                                  ---------------------
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   Pursuant to an Agreement and Plan of Reorganization dated June 6, 1996 (the "Merger Agreement"), among the Issuer, CST Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of the Issuer ("Merger Sub") and Atria, and subject to the conditions set forth therein (including approval by stockholders of the Issuer and Atria), Merger Sub will be merged with and into Atria (the "Merger"), with each share of Atria Common Stock being converted into the right to receive 1.544615 shares of Issuer's Common Stock, $.0001 par value per share ("Issuer Common Stock"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in
                      ---------
its entirety by reference.

   This statement on Schedule 13D also relates to an option granted to Atria by the Issuer to purchase shares of Common Stock from the Issuer as described in
Item 4 below (the "Stock Option").

ITEM 4.  PURPOSE OF TRANSACTION

   (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Issuer, with and into Atria in a statutory merger pursuant to the Massachusetts Business Corporation Law. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease to exist and Atria will continue as the surviving corporation and as a wholly-owned subsidiary of the Issuer (the "Surviving Corporation"). Holders of outstanding Atria Common Stock will receive, in exchange for each share of Atria Common Stock held by them, 1.544615 shares of Issuer Common Stock. In addition, the Issuer will assume the Atria 1990 Stock Option Plan, 1994 Stock Plan, 1994 Non-Employee Directors Stock Option Plan, and will assume all purchase rights outstanding under the Atria 1994 Employee Stock Purchase Plan.

   The Merger Agreement contains customary representations and warranties on the part of Atria and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Atria and the Issuer, no event with a material adverse effect with respect to a party or a material shortfall in earnings of a party for the fiscal quarter ending June 30, 1996.

   The Merger Agreement contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

   Upon the occurrence of (i) the acceptance of a Superior Proposal (as defined below) by Issuer or the recommendation of such a Superior Proposal by the Board of Directors of Issuer to its stockholders, or (ii) the failure to obtain the required vote by the stockholders of Issuer at a meeting of such stockholders (an "Issuer Negative Vote") if prior to such Issuer Negative Vote there shall have occurred an Acquisition Proposal (as defined below) with respect to Issuer that has been publicly disclosed and not withdrawn, then the Merger Agreement provides for the payment of a fee of $25 million by Issuer to Atria. If, however, prior to an Issuer Negative Vote the Board of Directors of Issuer withholds, withdraws or modifies in a manner adverse to Atria its recommendation in favor of the Merger but the events specified in clauses (i) or (ii) in the previous sentence shall not have occurred then the Merger Agreement provides for the payment

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 5 OF 14 PAGES
- -----------------------                                  ---------------------
 of a fee of $15 million by Issuer to Atria. A fee of only $5 million must be paid to Atria in the event of an Issuer Negative Vote if the Issuer is not required to make payment of the fees specified in the first two sentences of this paragraph.

   Upon the occurrence of (i) the acceptance of a Superior Proposal (as defined below) by Atria or the recommendation of such a Superior Proposal by the Board of Directors of Atria to its stockholders, or (ii) the failure to obtain the required vote by the stockholders of Atria at a meeting of such stockholders (an "Atria Negative Vote") if prior to such Atria Negative Vote there shall have occurred an Acquisition Proposal (as defined below) with respect to Atria that has been publicly disclosed and not withdrawn, then the Merger Agreement provides for the payment of a fee of $25 million by Atria to Issuer. If, however, prior to an Atria Negative Vote the Board of Directors of Atria withholds, withdraws or modifies in a manner adverse to the Issuer its recommendation in favor of the Merger but the events specified in clauses (i) or
(ii) in the previous sentence shall not have occurred then the Merger Agreement provides for the payment of a fee of $15 million by Atria to Issuer. A fee of only $5 million must be paid to Issuer in the event of an Atria Negative Vote if Atria is not required to make payment of the fees specified in the first two sentences of this paragraph.

   The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D
                                                ---------
and incorporated herein in its entirety by reference.

   As an inducement to Atria to enter into the Merger Agreement, Atria and the Issuer entered into a Stock Option Agreement. The Stock Option entitles Atria to purchase up to 2,646,096 shares (the "Option Shares") of Common Stock under the circumstances specified in the Stock Option Agreement dated June 6, 1996 between Issuer and Atria (the "Stock Option Agreement") by exchanging therefor shares of Atria Common Stock at the rate of .64741 of a share of Atria Common Stock for each Option Share and/or, at Atria's election, by paying cash of $40.625 per share (the "Exercise Price"). In the event that Atria elects to pay any portion of the Exercise Price in cash, Atria will determine the source of the necessary funds. The Stock Option Agreement is attached hereto as Exhibit 5. Subject to
                                                        ---------
certain conditions, the Stock Option may be exercised in whole or in part by Atria (i) upon the commencement of a tender or exchange offer for 25% or more of any class of Issuer's capital stock, (ii) in the event Issuer shall have accepted a Superior Proposal (as such term is defined below) or if the Issuer's Board of Directors recommends a Superior Proposal to the stockholders of Issuer or (iii) in the event an Issuer Negative Vote if prior to such Issuer Negative Vote there shall have occurred an Acquisition Proposal (as such term is defined below) with respect to the Issuer which shall have been publicly disclosed and not withdrawn (any of the events specified in clauses (i), (ii) or (iii) of this sentence are referred to herein as an "Exercise Event"). The Stock Option Agreement terminates upon the earlier of (i) the Effective Time, (ii) 180 days following termination of the Merger Agreement if an Exercise Event shall have occurred on or prior to the date of such termination, and (iii) the date on which the Merger Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to clause
(ii) of this sentence, if the Stock Option Agreement cannot be exercised by reason of any applicable government order shall not have expired or been terminated, then the Stock Option shall not terminate until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Stock Option may not be exercised if Atria is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement.

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 6 OF 14 PAGES
- -----------------------                                  ---------------------
   As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Atria have also entered into a Stock Option Agreement, which entitles the Issuer to purchase up to 2,149,038 shares of Atria Common Stock under the circumstances specified in the Stock Option Agreement between Atria and the Issuer by exchanging therefor shares of Issuer Common Stock at the rate of 1.544615 shares of Issuer Common Stock for each share of Atria Common Stock subject to such option and/or, at Issuer's election, by paying cash of $62.75 per share. The foregoing summary of this Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 4 to
                                                                ---------
this Schedule 13D and incorporated herein in its entirety by reference.

   The term "Acquisition Proposal" means any proposal or offer relating to (i) any merger, consolidation, sale of substantial assets or similar transactions involving an entity or any subsidiary of the entity (other than sales of assets or inventory in the ordinary course of business or permitted under the terms of the Merger Agreement), (ii) the sale of 10% or more of the outstanding shares of capital stock of the entity (including without limitation by way of a tender offer or an exchange offer), (iii) the acquisition by any person of beneficial ownership or a right to acquire beneficial ownership of, or the formation of any "group" (as defined under Section 13(d) of the Act and the rules and regulations thereunder) which beneficially owns, or has the right to acquire beneficial ownership of, 10% or more of the then outstanding shares of capital stock of the entity (except for acquisitions for passive investment purposes only in circumstances where the person or group qualifies for and files a Schedule 13G with respect thereto) or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

   The term "Superior Proposal" means an unsolicited bona fide Acquisition Proposal which the Board of Directors of an entity in its good faith reasonable judgment determines, after consultation with its independent financial advisors, would result in a transaction more favorable to the stockholders of the entity from a financial point of view than the Merger and for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Board of Directors of the entity (based upon the advice of independent financial advisors), is reasonably capable of being financed by such person, entity or group, and which is likely to be consummated.

   In addition, at any time during which the Stock Option is exercisable Atria shall have the right to sell to Issuer and Issuer shall be obligated to purchase from Atria (i) the Stock Option to the extent not previously exercised by Atria (the "Option Agreement Put") and (ii) the shares of Issuer Common Stock, if any, acquired by Atria pursuant to the Option Agreement (the "Option Share Put").
The price that Issuer shall be required to pay in connection with the Option Agreement Put shall be equal to the difference between the Market Price (as such term is defined below) for shares of Issuer Common Stock as of the date Atria gives notice of its intent to exercise the Option Agreement Put and the Exercise Price, multiplied by the number of shares of Issuer Common Stock purchasable pursuant to the Option Agreement, but only if the Market Price is greater than the Exercise Price. The price that Issuer shall be required to pay in connection with the Option Share Put shall be the Exercise Price paid by Atria for shares of Issuer Common Stock acquired pursuant to the Option Agreement plus the difference between the Market Price and such Exercise Price (but only if the Market Price is greater than the Exercise Price) multiplied by the number of shares of Issuer Common Stock so purchased. Notwithstanding the foregoing, in connection with the Option Agreement Put and the Option

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                    PAGE 7 OF 14 PAGES
- -----------------------                                  ---------------------
Share Put, Issuer shall not be required to pay Atria an aggregate amount in excess of the sum of (i) $40,000,000 plus (ii) the aggregate Exercise Price paid by Atria for such shares, minus (iii) any break-up fee paid by Issuer to Atria. The term "Market Price" means the highest closing sale price of shares of Issuer Common Stock on the Nasdaq National Market during the five (5) trading days ending on the trading day immediately preceding the date Atria gives notice of its intent to exercise the Option Agreement Put or the Option Share Put. Issuer has also granted Atria certain registration rights that become effective in the event the Stock Option is exercised. The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 5 to this Schedule 13D and incorporated
                             ---------
herein in its entirety by reference.

      Also as an inducement to Atria to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Voting Agreement Stockholders") have entered into a Participation Agreement dated June 6, 1996 (the "Voting Agreement") with Atria. Pursuant to each Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them
(i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with
consummation of the Merger.   The Voting Agreement Stockholders have also agreed
if requested by Atria to execute and deliver to Atria an irrevocable proxy granting Atria the authority to vote the shares of Issuer Common Stock owned by the Voting Agreement Stockholders in the manner described in the previous
sentence.   The Voting Agreement terminates upon the earlier to occur of the
Effective Time or the termination of the Merger Agreement.   The name of each
Voting Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by such stockholder as of June 6, 1996 is set forth in Schedule II hereto which is hereby incorporated by this reference. Atria did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 3 of this
                                                          ---------
Schedule 13D and incorporated herein in its entirety by reference. As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of Atria have entered into a Participation Agreement dated June 6, 1996 with Issuer, the substance of which is substantially similar to the substance of the
Voting Agreement.   A copy of this Participation Agreement is included as
Exhibit 2 of this Schedule 13D and incorporated herein in its entirety by
- ---------
reference.

   Also in connection with the Merger Agreement, the Voting Agreement Stockholders and the stockholders of Atria who have executed a Voting Agreement in favor of the Issuer (each an "Affiliate") have each entered into an Affiliate Agreement with Pure (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Atria Common Stock with respect to its Affiliates) owned by it during the period commencing on June 6, 1996 and ending at such time as financial results covering at least 30 days of combined operations of the Issuer and Atria have been published by the Issuer, in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, so as to interfere with the Issuer accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the forms of the Affiliate Agreements included as Exhibits 6 and 7 of this
                                                  ----------------
Schedule 13D and incorporated herein in its entirety by reference.

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  CUSIP NO. 745907 10 5                                    PAGE 8 OF 14 PAGES
- -----------------------                                  ---------------------
   Atria and the Issuer have also entered into a License and Marketing Agreement (the "License and Marketing Agreement") in connection with the proposed merger between the two companies. The agreement would become effective only in the event that the Merger Agreement is terminated under certain circumstances, including in the event of a regulatory prohibition, the failure of the Issuer's shareholders to approve the merger, a breach of the merger agreement by the Issuer, or the acceptance by the Issuer of an alternative transaction. The agreement would, if effective, permit Atria to market, distribute, support and maintain the Issuer's DDTS defect tracking system product, and modify and create derivative works of the product. Atria would pay the Issuer a royalty of 30% of the net revenue Atria recognizes from the licensing of the product, or from support services provided by Atria for the product, and a royalty of 50% of the net revenue Atria recognizes from support services sold by Atria but provided by the Issuer. The initial term of the agreement is five years, with an automatic right to renew that Atria may exercise for an additional two year period unless sooner terminated by either party in accordance with the agreement. The agreement contains customary warranty, indemnity and confidentiality provisions. The foregoing summary of the License and Marketing Agreement is qualified in its entirety by reference to the copy of the License and Marketing Agreement included as Exhibit 8 of this Schedule 13D and incorporated herein in its
            ---------
entirety by reference.

   (c)  Not applicable.

   (d) Upon consummation of the Merger, the Issuer will initially have a mutually agreed upon board of directors consisting of six directors, with three directors designated by the Issuer and three directors designated by Atria. At the Effective Time, Reed Hastings will become the Chief Executive Officer and President of the Issuer, Chuck Bay will become the Chief Financial Officer of the Issuer and Paul H. Levine will become the Chairman of the Board of the Issuer.

   (e) Other than as a result of the Merger described in Item 3 above, not applicable.

   (f)  Not applicable.

   (g) Upon consummation of the Merger, the Certificate of Incorporation of the Issuer, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Issuer until thereafter amended; provided, however,
                                                         ------------------
that, if approved as a separate proposal by stockholders of Issuer, Article 1 of the Certificate of Incorporation of the Issuer shall be amended to read as follows: "The name of the corporation is Pure Atria Corporation".

   (h) - (i)  Not applicable.

   (j) Other than as described above, Atria currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Atria reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting Agreement, Atria has shared power to vote an aggregate of 4,368,982 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 24.8% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996. To the extent that Atria, as permitted by the

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  CUSIP NO. 745907 10 5                                    PAGE 9 OF 14 PAGES
- -----------------------                                  ---------------------
Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are so granted, Atria will have the sole voting power with respect to such shares.

     If the Stock Option is exercised, Atria will have the right to acquire 2,646,096 shares of Issuer Common Stock. If acquired, Atria would have sole voting and dispositive power over such shares, and such shares would constitute approximately 15% of the issued and outstanding shares of the Issuer Common Stock as of June 1, 1996.

     As a result of the Voting Agreement and if the Stock Option is exercised, Atria may be deemed to beneficially own an aggregate of 7,015,078 shares of Issuer Common Stock, or 34.6% of the issued and outstanding shares of Issuer Common Stock as of June 1, 1996.

     To Atria's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I, except for 200 shares held Robert Pavey, a current director of Atria.

     (c) Neither Atria, nor, to Atria's knowledge, any person named in Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

   Other than as described herein, to Atria's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.                              Description

             1 Agreement and Plan of Reorganization dated June 6, 1996, by and among Pure Software Inc. a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation and wholly-owned subsidiary of Pure Software Inc. and Atria Software, Inc., a Massachusetts corporation
             2 Participation Agreement dated June 6, 1996, by and among Pure Software Inc., a Delaware corporation, CST Acquisition Corporation, a Massachusetts corporation, and certain stockholders of Atria Software, Inc., a Massachusetts corporation

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  CUSIP NO. 745907 10 5                                   PAGE 10 OF 14 PAGES
- -----------------------                                  ---------------------

             3 Participation Agreement dated June 6, 1996, by and among Atria Software, Inc., a Massachusetts corporation and certain stockholders of Pure Software Inc., a Delaware corporation
             4 Stock Option Agreement dated June 6, 1996, by and between Atria Software, Inc., a Massachusetts corporation, and Pure Software Inc., a Delaware corporation
             5 Stock Option Agreement dated June 6, 1996, by and between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation
             6 Form of Affiliate Agreement dated June 6, 1996, by and between Pure Software Inc., a Delaware corporation and certain stockholders of Pure
             7 Form of Affiliate Agreement dated June 6, 1996, by and between Pure Software Inc., a Delaware corporation and certain stockholders of Atria
             8 License and Marketing Agreement dated June 6, 1996 between Pure Software Inc., a Delaware corporation, and Atria Software, Inc., a Massachusetts corporation

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                  PAGE 11 OF 14 PAGES
- -----------------------                                  ---------------------
                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 17, 1996                      ATRIA SOFTWARE, INC.



                                          By: /s/ Paul H. Levine
                                              ------------------
                                              Paul H. Levine
                                              President

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                   PAGE 12 OF 14 PAGES
- -----------------------                                  ---------------------
                                    SCHEDULE I

                                                          Name and Address of
                                                               Corporation
                               Principal Occupation     or Other Organization in
Name                               or Employment             Which Employed
- ---------------------------  -------------------------  ------------------------

Paul H. Levine               President and Chief        Atria Software, Inc.
                             Executive Officer          20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104

Elliot M. Katzman            Vice President, Finance    Atria Software, Inc.
                             and Administration         20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104

John C. Leary                Vice President, Sales      Atria Software, Inc.
                                                        20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104

Norris H. Evans              Vice President, Research   Atria Software, Inc.
                             and Development            20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104

David B. Leblang             Chief Technical Officer    Atria Software, Inc.
                                                        20 Maguire Road
                                                        Lexington, MA
                                                        02173-3104

Paul Ferri                   General Partner            Matrix Partners
                                                        Bay Colony
                                                        Corporate Center
                                                        1000 Winter Street
                                                        Waltham, MA  02154

Gardner C. Hendrie           General Partner            Sigma Partners
                                                        300 Commercial Street
                                                        Suite 705
                                                        Boston, MA  02109

David A. Litwack             President                  Powersoft Corporation
                                                        561 Virginia Road
                                                        Concord, MA  01742

Robert D. Pavey              General Partner            Morgenthaler Ventures
                                                        700 National City Bank
                                                        Building
                                                        629 Euclid Avenue
                                                        Cleveland, OH  44114

Louis J. Volpe               Senior Vice President,     Geotel Communications
                             Sales and Marketing        Corporation
                                                        25 Porter Road
                                                        Littleton, MA  01460

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  CUSIP NO. 745907 10 5                                   PAGE 13 OF 14 PAGES
- -----------------------                                  ---------------------
                                  SCHEDULE II

                                                       Percentage of Outstanding
                        Number of Shares of Issuer      Shares of Issuer Common
Individual            Common Stock Beneficially Owned   Stock as of June 1, 1996
- --------------------  -------------------------------  -------------------------

Reed Hastings                   4,100,200                       23.2%

Chuck Bay                         159,000                        0.9%
                            (includes right to
                             acquire 149,500)

Larry Sonsini                      15,656                        0.09%
                            (includes right to
                             acquire 15,000)

Thomas Jermoluk                    15,000                        0.08%
                            (includes right to
                             acquire 15,000)

Aki Fujimura                      499,100                        2.8%
                            (includes right to
                             acquire 485,100)

Andrew S. Rachleff*               231,093                        1.4%
                            (includes right to
                             acquire 20,000)

Audrey MacLean and                220,299                        1.2%
Michael M. Clair Trust      (includes right to
Agreement u/a/d              acquire 20,000)
December 1, 1990

     *Includes 181,086 shares that are owned by Merrill, Pickard, Anderson & Erye V, L.P., a Delaware Limited Partnership ("Merrill") and 6,180 shares that are owned by MPAE V Affiliates Fund, L.P., a Delaware Limited Partnership ("Affiliates Fund"). Mr. Rachleff is a General Partner of MPAE V Management Co., L.P., Delaware Limited Partnership ("Management"), and Management is the general partner of Merrill and Affiliates Fund. The shares held by Merrill and Affiliates Fund are not subject to the Voting Agreement.

- -----------------------                                  ---------------------
  CUSIP NO. 745907 10 5                                   PAGE 14 OF 14 PAGES
- -----------------------                                  ---------------------
                                 EXHIBIT INDEX

                                                                   Sequentially
        Exhibit No.                      Description               Numbered Page
- ---------------------------  ------------------------------------  -------------

             1               Agreement and Plan of
                             Reorganization dated June 6, 1996,
                             by and among Pure Software Inc. a
                             Delaware corporation, CST
                             Acquisition Corporation, a
                             Massachusetts corporation and
                             wholly-owned subsidiary of Pure
                             Software Inc. and Atria Software,
                             Inc., a Massachusetts corporation
             2               Participation Agreement dated June
                             6, 1996, by and among Pure Software
                             Inc., a Delaware corporation, CST
                             Acquisition Corporation, a
                             Massachusetts corporation, and
                             certain stockholders of Atria
                             Software, Inc., a Massachusetts
                             corporation
             3               Participation Agreement dated June
                             6, 1996, by and among Atria
                             Software, Inc., a Massachusetts
                             corporation and certain
                             stockholders of Pure Software Inc.,
                             a Delaware corporation
             4               Stock Option Agreement dated June
                             6, 1996, by and between Atria
                             Software, Inc., a Massachusetts
                             corporation, and Pure Software
                             Inc., a Delaware corporation
             5               Stock Option Agreement dated June
                             6, 1996, by and between Pure
                             Software Inc., a Delaware
                             corporation, and Atria Software,
                             Inc., a Massachusetts corporation
             6               Form of Affiliate Agreement dated
                             June 6, 1996, by and between Pure
                             Software Inc., a Delaware
                             corporation and certain
                             stockholders of Pure
             7               Form of Affiliate Agreement dated
                             June 6, 1996, by and between Pure
                             Software Inc., a Delaware
                             corporation and certain
                             stockholders of Atria
             8               License and Marketing Agreement
                             dated June 6, 1996 between Pure
                             Software Inc., a Delaware
                             corporation, and Atria Software,
                             Inc., a Massachusetts corporation


